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                                                                   EXHIBIT 99.3

[LOGO]                                                                   [LOGO]

                                          Computershare Trust Company of Canada
                                               9th Floor, 100 University Avenue
                                                      Toronto, Ontario  M5J 2Y1
                                                          www.computershare.com



                                                    Subordinate Voting Shares
                                                    HOLDER ACCOUNT NUMBER





                                                    Please print in ink.
                                                    Print in CAPITAL letters
                                                    inside the grey areas as
                                                    shown in this example.

                                                    |ABC|  |123|  |X|  X

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FORM OF PROXY -- ANNUAL MEETING TO BE HELD ON APRIL 15, 2003
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NOTES TO PROXY

1. EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OF THEIR CHOICE, WHO NEED NOT BE A HOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED (SEE REVERSE).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Have this proxy in hand when you call.

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
TO VOTE USING THE TELEPHONE                            TO VOTE USING THE INTERNET
(WITHIN CANADA AND U.S.)

* Call the toll free number listed BELOW from a        * Go to the following web site;
  touch tone telephone. There is NO CHARGE                www.computershare.com/ca/proxy
  for this call.

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  1 866 871-7160

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

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
HOLDER ACCOUNT NUMBER                                  PROXY ACCESS NUMBER
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If you vote by telephone or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 5:00 p.m., Toronto Time, on April 14, 2003.

THANK YOU


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THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.
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
APPOINTMENT OF PROXYHOLDER
I/WE BEING HOLDER(S) OF CELESTICA INC.
HEREBY APPOINT(S):
Eugene V. Polistuk, or failing him/her               PRINT THE NAME OF THE PERSON YOU ARE             --------------------------
J. Marvin MaGee                                 OR   APPOINTING IF THIS PERSON IS SOMEONE
                                                     OTHER THAN THE CHAIRMAN OF THE MEETING.          --------------------------

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Celestica
Inc. to be held at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario on April 15, 2003 at 10:00 a.m. and at
any adjournment thereof.

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1. ELECTION OF DIRECTORS

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

                             FOR  WITHHOLD





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2.  APPOINTMENT OF AUDITORS

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

                             FOR  WITHHOLD

Appointment of KPMG LLP as Auditors and authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the Auditors.

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AUTHORIZED SIGNATURE(S) -- SIGN HERE -- THIS SECTION MUST BE COMPLETED FOR YOUR

INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

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
SIGNATURE(S)                             DATE -- DAY       MONTH         YEAR
-----------------------------            ------------------------------------
                                                    /            /
-----------------------------            ------------------------------------

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QUARTERLY FINANCIAL STATEMENTS REQUEST

/ /  Mark this box if you would like to
     receive Quarterly Financial Statements.

If you do not mark the box, or do not return this proxy, then it will be assumed you do NOT want to receive Quarterly Financial Statements.